Exhibit 99.1

News Release

Descartes Acquires STEPcom
Strengthens B2B Supply Chain Integration Capabilities on the Global Logistics Network

WATERLOO, Ontario, June 27, 2019 (GLOBE NEWSWIRE) -- Descartes Systems Group (TSX:DSG) (Nasdaq:DSGX), the global leader in uniting logistics-intensive businesses in commerce, announced that it has acquired STEPcom, a leading Business-to-Business (“B2B”) supply chain integration network based in Switzerland.

STEPcom has connected trading partners to its B2B network for more than 15 years, helping supply chain participants connect, collaborate and seamlessly exchange electronic data. A community of more than 600 customers leverage the STEPcom suite of solutions to automate supply chain processes and streamline a wide array of complex, mission-critical documents found in typical procure-to-pay and order-to-cash processes. STEPcom also operates a GS1-certified, industry-independent data content pool where suppliers can share product master data with customers all around the world.

“The supply chain landscape continues to evolve as an increasing number of industries are pushing for more and more electronic data from their trading partners, putting pressure on supply chain participants to manage a dynamic set of connections with often-changing trading partners” said Fred van der Heide, VP of Product Strategy at Descartes. “STEPcom’s network, much like Descartes’ Global Logistics Network, helps isolate customers from the complexities of different protocols, semantics and end-user requirements for managing and transmitting electronic supply chain data and documents.”

“The STEPcom acquisition complements our previous Compudata investment in Switzerland, helping us to better serve the market and introduce a wider set of solutions to a larger customer base,” said Edward Ryan, Descartes’ CEO. “We welcome STEPcom’s customers and its strong team of B2B supply chain domain experts to the Global Logistics Network.”

STEPcom is headquartered in Rheinfelden, Switzerland. Descartes acquired the various group of companies that collectively operate under the STEPcom name for CHF 19.3 million in cash (approximately $US 19.6 million), satisfied from Descartes’ existing acquisition line of credit.

About Descartes Systems Group
Descartes (Nasdaq:DSGX) (TSX:DSG) is the global leader in providing on-demand, software-as-a-service solutions focused on improving the productivity, performance and security of logistics-intensive businesses. Customers use our modular, software-as-a-service solutions to route, schedule, track and measure delivery resources; plan, allocate and execute shipments; rate, audit and pay transportation invoices; access global trade data; file customs and security documents for imports and exports; and complete numerous other logistics processes by participating in the world's largest, collaborative multimodal logistics community. Our headquarters are in Waterloo, Ontario, Canada and we have offices and partners around the world. Learn more at www.descartes.com.

Global Media Contact
Mavi Silveira
Tel: +1(800) 419-8495 ext. 202416

The Descartes Systems Group Inc. |TSX: DSG |NASDAQ: DSGX | 120 Randall Drive, Waterloo, Ontario, N2V 1C6, Canada
Toll Free 800.419.8495 |Int‘l 519.746.8110 | info@descartes.com | www.descartes.com

msilveira@descartes.com

Cautionary Statement Regarding Forward-Looking Statements
This release contains forward-looking information within the meaning of applicable securities laws ("forward-looking statements") that relate to Descartes' acquisition of STEPcom and its solution offerings; the potential to provide customers with supply chain automation tools and master data management solutions; other potential benefits derived from the acquisition and STEPcom’s solution offerings; and other matters. Such forward-looking statements involve known and unknown risks, uncertainties, assumptions and other factors that may cause the actual results, performance or achievements to differ materially from the anticipated results, performance or achievements or developments expressed or implied by such forward-looking statements. Such factors include, but are not limited to, the factors and assumptions discussed in the section entitled, "Certain Factors That May Affect Future Results" in documents filed with the Securities and Exchange Commission, the Ontario Securities Commission and other securities commissions across Canada including Descartes most recently filed management's discussion and analysis. If any such risks actually occur, they could materially adversely affect our business, financial condition or results of operations. In that case, the trading price of our common shares could decline, perhaps materially. Readers are cautioned not to place undue reliance upon any such forward-looking statements, which speak only as of the date made. Forward-looking statements are provided for the purposes of providing information about management's current expectations and plans relating to the future. Readers are cautioned that such information may not be appropriate for other purposes. We do not undertake or accept any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements to reflect any change in our expectations or any change in events, conditions or circumstances on which any such statement is based, except as required by law.